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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO.   3    )*
                                        --------

 SUBSTANCE ABUSE TECHNOLOGIES, INC. (FKA U.S. Alcohol Testing of America, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   91154J101
         ----------------------------------------------------------
                                 (CUSIP Number)

 Scott J. Lederman, Esq.      777 Long Ridge Road, Stamford, Connecticut 06902
                               (203) 614-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 2, 1997
          ----------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1 has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

                                 SCHEDULE 13D

----------------------------------         ------------------------------------
 CUSIP No. 91154J101                        Page      2     of    5      Pages
           ---------------------                  ----------    --------
----------------------------------         ------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           S.A.C. Capital Advisors, LLC


----------------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a [x]
                                                                                                                          (b [ ]

----------------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO

----------------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

----------------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

----------------------------------------------------------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
         NUMBER OF
                                  NONE
          SHARES         ---------------------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
       BENEFICIALLY
                                  3,003,100
         OWNED BY        ---------------------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
           EACH
                                  None
         REPORTING       ---------------------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
          PERSON
                                  3,003,100
           WITH
----------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,003,100

----------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            [x]

----------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.32% based upon 41,030,591 Shares outstanding (which number represents the 36,030,591 Shares outstanding as of February 10, 1997 as reported in the Company's Form 10-Q dated February 14, 1997, plus 2,500,000 additional shares which would be issued by the Company upon conversion of the Notes and the 2,500,000 additional shares which would be issued by the Company upon exercise of the Warrants)
----------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           00
----------------------------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D

----------------------------------         ------------------------------------
 CUSIP No. 91154J101                        Page      3     of    5      Pages
           ---------------------                  ----------    --------
----------------------------------         ------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Steven A. Cohen


----------------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a [ ]
                                                                                                                          (b [ ]

----------------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           PF

----------------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

----------------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

----------------------------------------------------------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
         NUMBER OF
                                  4,243,100
          SHARES        -----------------------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
       BENEFICIALLY
                                  3,003,100
         OWNED BY       ----------------------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
           EACH
                                  4,243,100
         REPORTING      ----------------------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
          PERSON
                                  3,003,100
           WITH
----------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,246,200

----------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            [ ]

----------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.66% based upon 41,030,591 Shares outstanding  (which number represents the  36,030,591 Shares outstanding as of February 10, 1997 as reported in the Company's Form 10-Q dated February 14, 1997, plus 2,500,000 additional shares which would be issued by the Company upon conversion of the Notes and the 2,500,000 additional shares which would be issued by the Company upon exercise of the Warrants)
----------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------         ------------------------------------
 CUSIP No. 91154J101                        Page      4     of    5      Pages
           ---------------------                  ----------    --------
----------------------------------         ------------------------------------



This Amendment Number 3 to Schedule 13D is filed by Steven A. Cohen ("Cohen") and S.A.C. Capital Advisors, LLC, a Delaware limited liability company ("SAC Advisors" and, together with Cohen, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value per share ("Shares") of Substance Abuse Technologies, Inc. (formerly known as U.S. Alcohol Testing Centers of America, Inc.), a Delaware corporation (the "Company"), held by Cohen and S.A.C. Capital Associates, LLC, an Anguillan limited liability company ("SAC Associates"), respectively. SAC Associates is not listed as a Reporting Person on this
Schedule 13D because all voting and investment power (as defined in Rule 13d-3) has been vested with SAC Advisors pursuant to an Investment Management Agreement.

This Amendment No. 3 is filed to report that, pursuant to their terms, the Warrants and the Convertible Notes issued to the Reporting Persons on November 8, 1996 pursuant to a Convertible Loan and Warrant Agreement (the "Agreement") with the Company, as described in Amendment No. 2 to Schedule 13D, filed on November 12, 1996, will become exercisable and convertible for shares of Common Stock on July 1, 1997. Therefore, pursuant to Rule 13d-3(d), as of May 2, 1997, the Reporting Persons were deemed to be the beneficial owners of the shares of Common Stock of the Company that the Reporting Persons may purchase upon the exercise and conversion of the Warrants and Convertible Notes. This Amendment updates the Reporting Person's previous disclosures.

ITEM 1.  SECURITY AND ISSUER

No amendment.

ITEM 2.  IDENTITY AND BACKGROUND

No amendment.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No amendment.

ITEM 4.  PURPOSE OF TRANSACTION

No amendment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) The Reporting Persons beneficially own 7,246,200 Shares representing 17.66% of the 41,030,591 Shares outstanding (which number represents the 36,030,591 Shares outstanding as of February 10, 1997 as reported in the Company's Form 10-Q dated February 14, 1997, plus 2,500,000 additional Shares which would be issued by the Company upon conversion of the Notes and the 2,500,000 additional Shares which would be issued by the Company upon exercise of the Warrants). The number of Shares beneficially owned includes the rights to acquire Common Stock pursuant to certain Warrants and Convertible Notes which become exercisable and convertible on July 1, 1997 pursuant to the terms of the Agreement and the Warrants. The number of shares indicated above as being beneficially owned and outstanding assumes that the

                                 SCHEDULE 13D

----------------------------------         ------------------------------------
 CUSIP No. 91154J101                        Page       5     of    5      Pages
           ---------------------                  ----------    --------
----------------------------------         ------------------------------------

         price of the Common Stock is $2.00 per share for purposes of the conversion of the Convertible Note. As reported in Amendment No. 2, this price is subject to certain adjustments upon the occurrence of certain events and therefore the number of shares beneficially owned by the Reporting Persons and the number of outstanding shares on July 1, 1997 may be different from the numbers indicated in this Amendment No. 3 to the Schedule 13D.

    (b) The Reporting Persons have not engaged in any transactions regarding the Common Stock in the last sixty days.

    (c)  No amendment.

    (d)  No amendment.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No amendment.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None

After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

Dated this 13th day of May, 1997.


S.A.C. CAPITAL ADVISORS, LLC




By:  /s/ Scott J. Lederman, Esq.                     /s/ Steven A. Cohen
   --------------------------------            --------------------------------
         Scott J. Lederman, Esq.                         Steven A. Cohen